FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 6th, 2018, regarding its financial results for the Second Quarter 2018.

BANCO DE CHILE

Banco de Chile

Earnings Report

2nd Quarter 2018

Key highlights

‘The 2Q18 was an excellent quarter, in which we recorded the highest quarterly income before taxes and the second best net result of our history. We posted net income of Ch$163 Bn. denoting a 1.7% increase when compared to the 2Q17 and an impressive 14.0% growth on a sequential basis. Also, based on this figure we reached a 21% ROAE this quarter. Our financial performance had to do with several factors including a very positive quarter in terms of credit risk, particularly associated with the retail banking segment, which reflects our solid procedures on this matter. Additionally, we benefited from a stronger funding structure backed by growing DDA balances, improved results from the management of our trading and AFS portfolios, as well as higher income from our UF gap. All of these positive drivers allowed us to overcome a one-time increment in operating expenses explained by non-recurrent factors. Furthermore, in the 2Q18 we witnessed the effect of the economic revamping on the demand for commercial loans, which translated into the expansion of our wholesale segment for second quarter in a row.

In addition, I would like to mention that during the 2Q18 we anticipated and successfully completed the renegotiation of all collective agreements held with our unions. As a result, we reached new arrangements that mostly expire in 2021, reflecting good employee relations.

Finally, from the business perspective, I would like to emphasize that during the 2Q18 we continued to develop diverse internal projects to support our business strategy, most of them focused on business intelligence and customer proximity. Thus, we took further steps in our new CRM and Sales Platform (Business Center) by launching new functionalities and putting the 360° view in place for segments formerly uncovered. Similarly, we released new improvements on the Companies’ Website, particularly concentrated in cash management tools. These initiatives, among others, have enabled us to continue expanding our customer base during this quarter by achieving a 36% increase in checking accounts openings and a 26% growth in sales of consumer loans. Also, in June 2018 we reached the highest level of mortgage loans sales in our history. In summary, we are witnessing improved economic conditions that should bring about strengthened business dynamics over the next quarters.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

Several indicators have confirmed the strong recovery of the Chilean economy. After growing only 1.6% on average during the last four years, GDP posted an average growth rate of 4.7% in the 1H18, which represents the strongest pace since 2012. At this point, Chile is expanding faster than its potential long-term rate, in spite of recent negative factors such as lower copper prices and uncertainties in relation to the global economy.

Specifically, GDP grew 5.2% YoY in 2Q18, following the impressive 4.2% recorded in the 1Q18. Although this figure was partly explained by a weak comparison base (due to a strike in the copper sector in 2017), economic activity has also demonstrated to grow in the margin. The economic upsurge has been present across different sectors and not only related to the mining activity. Also, from the demand standpoint, there was an important increase in private investment, according to leading indicators such as capital goods imports and construction related variables, while private consumption remains strong. This acceleration in local activity has largely been supported by the uptick in both business and consumer confidence, which have returned to the levels seen four years ago.

As for inflation, CPI remains low, although it has been increasing slightly towards the Central Bank target of 3.0%. In the 2Q18, the index increased by 0.7% QoQ, leading the 12-month rate to 2.5% from the 1.8% recorded in the previous quarter. Core inflation (excluding food and energy) posted a 1.9% annual rate in the same period. Over the next quarters, both the recent depreciation in the Ch$ and higher GDP growth are expected to increase inflation towards the policy target.

As anticipated by the Central Bank in previous Monetary Policy Reports, the board maintained the reference interest rate at 2.5%. However, in the last meeting the board considered to apply a rate hike, which suggests that the possibility of further cuts has vanished. All in all, it is expected that the Central Bank will maintain the interest rate at least in the coming months.

According to the July’s economic expectations survey, which is conducted by the Central Bank, the GDP forecast for 2018 was increased to 4.0%, while the estimate for 2019 was maintained at 3.8%. Recently, the IMF also adjusted its estimate for this year, to 3.8%, in line with the forecast released by the Finance Ministry last month. Therefore, Chile would achieve the fastest expansion since 2012.

Regarding the banking industry, it posted a 5.9% annual real growth in total loans as of Jun18, which continues denoting signals of acceleration when compared to the figures posted over the last four quarters. The surge in total loans was largely supported by a rebound in commercial and consumer loans, increasing 5.1% and 6.3% YoY, respectively. These growth rates are aligned with the findings of the last Central Bank’s Credit Survey, which highlights a strengthened demand for credits and fewer restrictions in credit conditions in some cases. On the contrary, mortgage loans posted a slowdown by growing 7.2% on an annual real basis in the 2Q18.

In regards to net income, the industry posted a bottom line of Ch$659 Bn. in the 2Q18, which represented a 6.6% annual increase when compared to the 2Q17. The increment is the result of higher operating income by roughly Ch$179 Bn. This positive change was partially offset by increases in operating expenses (Ch$64 Bn.) and loan loss provisions (Ch$29 Bn.).

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)

(12m% change as of Jun18, in real terms)

(1)   Figures do not include operations of subsidiries abroad.

Second Quarter Results

Operating Revenues

Operating revenues registered a YoY increment of 2.0% by totalling Ch$457.3 Bn. in the 2Q18. The change of Ch$9.1 Bn. was mainly attributable to an increase in customer income by Ch$8.3 Bn. YoY.

Main effects influencing revenues were:

•                  An increase of roughly Ch$10.4 Bn. in operating revenues due to the positive impact of Ch$ depreciation of 8.1% in the 2Q18 as compared to the depreciation of 0.6% in the 2Q17 on the USD asset position that hedges our exposure to USD—denominated expenses.

•                  An increment of Ch$ 7.1 Bn. in income from demand deposits associated with the 10.0%YoY growth in average balances, which was focused on the wholesale banking segment, with an increase of 12.1%.

•                  Higher contribution of our UF net asset exposure by approximately Ch$5.6 Bn.  Even though inflation was at the same level of the 2Q17 (0.7%), the higher result had to do with an increased average exposure and lower interest rates funding this position.

•                  Income from the management of our trading (including derivatives) and AFS portfolio increasing Ch$3.1 Bn. as a result of favourable shifts in interest rates and portfolio rebalancing.

•                  Fees increasing by Ch$1.9 Bn. YoY mainly as a result of higher revenues from some of our subsidiaries, such as: insurance brokerage (Ch$1.8 Bn.), stock brokerage (Ch$1.4Bn.), and mutual funds management (Ch$1.0 Bn.), which benefited from a more positive business environment, particularly in the case of the stock brokerage. However, it is worth mentioning that income from fees was influenced by non-recurrent effects in fees from credit cards (due to exchange rate effect on USD-denominated expenses and changes in our loyalty program in 2017). When isolating this line-item, the increase in fees and commissions would have reached 7.4% YoY.

Factors mentioned above were partially counterbalanced by:

•                  Lower revenues from asset and liability management by nearly Ch$7.5 Bn. YoY, given repricing of liabilities in the 2Q17 due to decreasing rates.

•                  Negative impact of Credit Value Adjustment (CVA) for derivatives by roughly Ch$5.8 Bn, mostly due to changes in probabilities of default, shifts in FX and new deals closed by our Sales & Structuring Area.

•                  A decrease of approximately Ch$5.5 Bn. in other operating revenues owing to changes in contracts associated with the credit card business.

•                  Despite the 2.5% YoY growth in average balances, income from loans showed a slight decrease of Ch$0.8 Bn., which was related to lower lending spreads in commercial and consumer loans during this quarter.

On a YTD basis, our operating revenues recorded an increase of 3.6% or Ch$31.4 Bn. This expansion was associated with an increment in both, customer and non-customer income, including: (i) a positive inflation effect, equivalent to Ch$18.9 Bn. related to an increment in our average exposure and higher levels of inflation as compared to a year ago, (ii) a rise of Ch$9.5 Bn. in income from demand deposits, associated with growth in average balances, (iii) an increase of roughly Ch$10.8 Bn. due to FX trends on our USD hedging position, (iv) fees increasing Ch$3.8 Bn. steered by higher income from insurance brokerage, mutual funds and stock brokerage, and (iv) higher income from loans by roughly Ch$3.2 Bn. due to the rise in average balances. These results were partly offset by the negative impact of CVA for derivatives by roughly Ch$5.3 Bn. and lower income from asset and liability management by Ch$12.7 Bn.

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	2Q17	2Q18	Jun-17	Jun-18
Net Interest Income	323.5	331.0	627.0	647.5
Net Fees and Commissions	88.2	90.1	175.4	179.2
Net Financial Operating Income	15.0	50.0	26.7	52.1
Foreign Exchange Transactions	11.6	-18.2	25.5	7.3
Other Operating Income	9.9	4.4	16.2	16.1
Total	448.2	457.3	870.8	902.2

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin

Second Quarter Results

Loan Loss Provisions and Allowances

Loan loss provisions registered a significant 13.4% YoY decrease during this quarter, from Ch$62.1 Bn. in the 2Q17 to Ch$53.8 Bn. in the 2Q18.

This YoY reduction was mainly explained by:

•                  Net credit quality improvement of roughly Ch$19.5 Bn. This favorable change was focused on the retail banking segment. To a lesser degree, the wholesale segment also posted an improvement fostered by the credit behavior of a specific customer in the 2Q18. These trends in credit risk have been linked to an improved performance of our risk models that has translated into a YoY decrease in charge-offs (Ch$14.8 Bn.), coupled with reinforced collection procedures that produced a YoY increase in recoveries (Ch$2.7 Bn.).

This effect was partially offset by:

•                  Negative FX impact on USD-denominated loan loss allowances by roughly Ch$7.4 Bn. This effect was caused by an 8.1% depreciation of the Ch$ in the 2Q18 as compared to a 0.6% depreciation in the 2Q17.

•                  An increase in loan loss provisions of approximately Ch$3.8 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, with average balances increasing by 6.8% YoY.

Regarding our ratio of loan loss provisions to average loans, during the 2Q18 we posted an important advance of 16 bp., from 0.98% in the 2Q17 to 0.82% this quarter. Similarly, our quarterly figure favourably compares to the 1.11% reached by the industry.

On a YTD basis, our loan loss provisions recorded a decrease of 0.4%, keeping almost the same level registered a year ago. This slight improvement was mainly associated with the same quarterly factors, as follows:

•                  Net credit quality improvement of roughly Ch$16.2 Bn., due to higher recoveries and a decrease of charge-offs in the retail banking segment. By contrast, the wholesale segment registered a net credit quality deterioration of roughly Ch$3.2 Bn. caused by better risk performance of customers in the 1H17 that led to higher release of credit risk allowances during that period.

This effect was partially counterbalanced by:

•                  Negative FX impact on USD-denominated loan loss allowances by roughly Ch$7.7 Bn., as a consequence of a 6.3% depreciation of the Ch$ as of Jun18 as compared to the 1.0% appreciation as of Jun17.

•                  Higher loan loss provisions of approximately Ch$7.8 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, with average balances increasing by 6.6% YoY.

As a consequence of the mentioned factors, our ratio of loan loss provisions to average loans was 0.97% as of Jun18, which positively compared to the industry and the figure we reached a year ago.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Year End
2Q17	2Q18	Jun-17	Jun-18
Loan Loss Allowances
Initial Allowances	(603.9)	(564.7)	(610.0)	(558.2)
Charge-offs	84.3	69.0	160.7	145.3
Sales of Loans	0.0	0.0	0.6	0.0
Provisions established, net	(72.9)	(64.3)	(143.8)	(147.2)
Final Allowances	(592.5)	(560.1)	(592.5)	(560.1)
Provisions Established	(72.9)	(64.3)	(143.8)	(147.2)
Prov. Financial Guarantees	0.2	(3.0)	(2.6)	(3.7)
Additional Provisions	0.0	0.0	0.0	0.0
Recoveries	10.5	13.6	21.2	26.2
Loan Loss Provisions	(62.1)	(53.8)	(125.2)	(124.8)
Credit Quality Ratios
Allowances / Total loans	2.31%	2.11%	2.31%	2.11%
Allowances / Total Past Due	1.91	x	1.77	x	1.91	x	1.77	x
Provisions / Avg. Loans	0.98%	0.82%	0.99%	0.97%
Charge-offs / Avg. Loans	1.32%	1.06%	1.27%	1.13%
Total Past Due / Total Loans	1.21%	1.19%	1.21%	1.19%
Recoveries / Avg. Loans	0.17%	0.21%	0.17%	0.20%

Provisions / Avg. Loans

Second Quarter Results

Operating Expenses

During the 2Q18, the operating expenses totalled Ch$211.6 Bn., increasing Ch$14.2 as compared to the 2Q17. However, this figure was highly influenced by a cyber-security incident occurred during this quarter, which translated into higher expenses by roughly Ch$10.1 Bn. When isolating this one-time effect, our operating expenses would have totalled Ch$201.5 Bn., equivalent to an increment of 2.1%. This figure is below inflation and reflects our efforts in terms of cost control.

Main factors explaining the total expansion were:

•                  An annual increment of Ch$9.7 Bn. in other operating expenses. This result was associated with: (i) additional operational charge-offs by approximately Ch$7.1 Bn. related to the previously mentioned technological incident, (ii) higher country risk provisions in the 2Q18 by roughly Ch$1.2 Bn. primarily due to the trend followed by the exchange rate that was to some extent offset by a favourable change in risk, and (iii) higher expenses related to assets received in lieu of payment by approximately Ch$0.8 Bn. YoY.

•                  A YoY increase of 5.0% in administrative expenses, equivalent to Ch$3.9 Bn. This rise was mainly influenced by: (i) higher expenses in external advisory by Ch$5.3 Bn. partly associated with the operational incident, (ii) a 6.4% YoY increment in IT expenses, equivalent to Ch$1.0 Bn. These effects in administrative expenses were partly counterbalanced by marketing and outsourced services, decreasing Ch$2.2 Bn.

•                  A YoY rise in depreciations and amortizations, totalling Ch$0.6 Bn. YoY associated with higher Capex in software (new CRM and upgrade in Companies’ Website) and a new branch opened recently.

Based on the above and considering the increase of 2.0% in operating revenues, our efficiency ratio reached 46.3% in the 2Q18, while the indicator posted a year ago was 44.1%. However, when isolating the non-recurrent effect mentioned above, this ratio would have reached [44.1]% this quarter, which maintains the same level of the 2Q17. On the other hand, notwithstanding the non-recurrent effect, our cost-to-income ratio continued to positively compare to the indicator posted by the industry.

On a YTD basis, our cost base amounted to Ch$415.9 Bn., showing an increment of 6.7% or Ch$26.3 Bn. The increase was partially related to additional charges by approximately Ch$10.1 Bn. as previously mentioned. When isolating this effect, our cost base posted an increase of 4.2% (Ch$16.2 Bn.) mainly due to: (i) an increment of Ch$7.0 Bn. in other operating expenses mainly associated with provisions for country risk and costs related to assets received in lieu of payment, (ii) higher personnel expenses by Ch$6.8 Bn. caused by both an increment in salaries of Ch$3.1 Bn. related to the recognition of inflation effect and an increase in bonuses by Ch$3.7 Bn., which is in part associated with the completion of collective bargaining processes, (iii) additional expenses in depreciations and amortizations by Ch$1.3 Bn., and (iv) administrative expenses increasing Ch$1.1 Bn., due to the rise in general expenditures that was partly compensated by a decrease in outsourced services and marketing expenses.

As of Jun18 our efficiency ratio reached 46.1%, while the average of the industry posted 50.9%

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	2Q17	2Q18	Jun-17	Jun-18
Personnel expenses	(102.2)	(102.1)	(203.1)	(209.9)
Administrative expenses	(78.9)	(82.8)	(158.1)	(162.2)
Depreciation and Amort.	(8.6)	(9.3)	(17.2)	(18.5)
Impairments	0.0	0.0	(0.0)	(0.0)
Other Oper. Expenses	(7.7)	(17.4)	(11.2)	(25.3)
Total Oper. Expenses	(197.4)	(211.6)	(389.6)	(415.9)
Additional Information
Op. Exp. / Op. Rev.	44.1%	46.3%	44.7%	46.1%
Op. Exp. / Avg. Assets	2.5%	2.5%	2.5%	2.5%
Headcount (#)	14,092	13,964	14,092	13,964
Branches (#)	402	396	402	396

Efficiency Ratio

Operating Expenses / Operating Revenues

Second Quarter Results

Results by Business Segments

We registered a YoY rise of 2.5% in income before income tax this quarter. Within this period, the Retail Banking segment represented 47.3% of our consolidated income before income tax. It was followed by Wholesale Banking segment, which contributed 42.0% to the total amount and, to a lesser extent, by our Subsidiaries and Treasury segments, adding 8.6% and 2.1% respectively.

The Wholesale Banking segment recorded an increase of Ch$5.3 Bn. (6.9%) in income before income tax, from Ch$76.5 Bn. in the 2Q17 to Ch$81.8 Bn. in the 2Q18. The positive change was mainly associated with a net credit quality improvement. In addition there was an increment in core revenues (excluding positive FX impact) and —to a lesser extent— higher revenues from the UF gap allocated to this segment. The above was in part offset by an increase in operating expenses given non-recurrent effects posted this quarter, partly allocated to this segment.

On the other hand, the pre-tax result of our Retail Banking segment showed a slight decrease of 1.1%, equivalent to Ch$1.0 Bn. YoY. The variation was mainly the consequence of an increase in operating expenses, given the non-recurrent events occurred this quarter that were partly allocated to this segment. In addition, the segment´s top line posted a slight decrease of 0.5%. These changes were to a large extent offset by loan loss provisions, which had a remarkable decrease of approximately 14.1% given by net credit quality improvement

Our Subsidiaries posted a 12.5% YoY rise in income before income tax, equivalent to Ch$1.9 Bn. This improvement was mainly explained by higher results generated by our securities brokerage subsidiary, which posted an increment of Ch$1.8 Bn. YoY in income before taxes. The increment was prompted by higher revenues related to the core business reflected on a 62.8% YoY increase in stock trading turnover.

Finally, our Treasury segment recorded a bottom line decrease of Ch$1.5 Bn. YoY. However, this result includes two opposite effects. One of them considers higher income from the management of our trading and AFS portfolio and the other one reflects the negative impact of higher CVA charges for derivatives.

Income before Income Tax Contribution

by Business Segment (%)

Income before Income Tax

by Business Segment

(In billions of Ch$)

Loan Portfolio

We finished the 2Q18 recording an annual increase of 3.4% in our loan portfolio, which amounted Ch$26,517 Bn. as of Jun18. The advance in the loan portfolio was associated with surges in all lending products, including an increment of Ch$405 Bn. in mortgage loans, Ch$250 Bn. in commercial loans and, consumer loans growing Ch$226 Bn. Also, the YoY growth has been the highest expansion reached over the last 12 months, reflecting signs of recovery that have been seen in the local economy.

Regarding business segments, the 3.4% YoY growth was steered by Retail Banking, which posted an increase of 7.5%, given by the following trends:

•                  In middle and higher income personal banking, total loans recorded a 7.3% or Ch$819 Bn. YoY increase. The rise was principally fostered by residential mortgage loans growing nearly Ch$360 Bn. on an annual basis (or 5.4% YoY). Similarly, consumer loans granted to this segment increased by Ch$235.1 Bn. (or 7.6% YoY). The growth posted by this group of clients is consistent with the data revealed by the last credit survey conducted by the Central Bank (2Q18). In fact, this study unveiled greater dynamism for this segment, reflecting lower credit restrictions established by banks in conjunction with stronger demand from borrowers.

•                  Loans granted to SMEs continue to show an upward trend by growing 11.0% or Ch$348 Bn. on a yearly basis. As revealed by the last credit survey conducted by the Central Bank, demand for loans from SMEs keeps strengthening, although some banks maintain restrictive conditions for lending. In our case, the deep knowledge of our customers permits us to benefit from the increasing demand for loans while maintaining adequate levels of risk. As of June 30, 2018 our SMEs segment represented 13.2% of our total loan book.

Concerning the Wholesale Banking segment, it recorded a 2.4% YoY decrease in loan balances. However, this figure represents a clear improvement as compared to the decreasing rates posted in previous quarters.

Actually, it is important to mention that in the 1Q18 we noted acceleration in loan growth of our Wholesale segment, which posted a 1.6% QoQ uptick. This trend was reaffirmed in the current quarter, in which loans managed by this segment posted a 3.4% increase on a sequential basis. The increase was mainly supported by:

•                  Trade Finance loans that boosted by approximately Ch$233 in relation to the 1Q18. Even though the QoQ increment was influenced by exchange rate depreciation, when isolating that effect the expansion is still relevant, representing a 14.3% growth on a sequential basis.

•                  Commercial credits granted by the wholesale segment growing Ch$106 Bn. or 1.4% during this quarter.

The credit dynamics for wholesale customers are aligned with the findings disclosed by the Central Bank in its last credit survey. In fact, there is a perception of a strengthened demand for loans from large companies and corporations as compared to the previous quarter.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

As mentioned in previous reports, our funding structure is, without shadow of doubt, one of our main strategic “assets”. This feature has been strengthened over the last years as a result of the diversification we have achieved in both sources and types of creditors.

As for the latter, our funding structure is composed of liabilities coming from retail creditors in approximately 40%, as of Jun18. On the other hand non-financial wholesale creditors and wholesale creditors represented 45% and 15% of our total liabilities, respectively, as of the same date.

In terms of sources, our deposit base is one of the strongest in the local industry, with a significant portion of DDAs that represented 27.0% of our total assets as of Jun18. This figure significantly outreached the level of 25.5% reported a year earlier and has been based on the recent growth posted by these deposits that have maintained a marked upward trend.

In fact, as of June 30, 2018 our DDAs amounted to Ch$9,290.3 Bn., which represented an increase of 13.1% on a YoY basis and 5.6%  on QoQ basis. The trend followed by DDAs has diverse causes, including (i) another record quarter in terms of checking accounts openings by adding ~32,000 new accounts to our customer base, and (ii) a decrease of 22 bps. in the average attrition rate in the 2Q18 in relation to the 2Q17. Growth posted by our DDAs has been the basis for leading the market by holding a stake of 23.1% as of June 30, 2018. Without doubt, our market position in personal banking also contributes to this achievement. As of the same date, we also ranked first in personal banking DDAs by holding a 27.7% market share.

On the other hand, although our base of time deposits has decreased over the last years, mainly as a consequence of the replacement with long-term debt, we still maintain a solid stake of TD coming from retail customers. More importantly, the 30-day average renewal rate of time deposits held by retail depositors has shown an average level of ~74% over the las two years, with no dramatic variations throughout this period. The high level of TD renewal demonstrates the quality of our TD base while enhancing the importance of our customer centric approach.

In terms of debt placements, we have taken advantage of the current local scenario in terms of interest rates by issuing long-term debt denominated in both CLP and CLF. Aligned with this, during the 2Q18 we issued a four-year senior bond denominated in CLP by approximately Ch$20.4 Bn. (~USD31 million). Also, in terms of Commercial Paper (CP), we were more active in relation to the 1Q18 by placing CP for a total amount of Ch$310.2 Bn. (~USD475 million) aimed at funding short-term and trade finance loans.

The above-mentioned actions have enabled us to remain the bank with the best cost of funding in local currency by posting 2.6% as of June 30, 2018.

Deposits by Type of Lender

Time Deposits Rate of Renewal

(30-day Moving Average)

Annualized Cost of Funding by Currency (1)

(As of Jun30, 2018)

(1) Average cost of funding excludes the effect of results from hedge accounting.

Capital Adequacy & Other Topics

Our capital adequacy continues to be strong and aligned with our strategic goals. On June 30, 2018 our equity accounted for Ch$3,167.7 Bn., which was 6.2% above the figure posted a year earlier. No material changes to the capital base have taken place since last quarter. Thus, the YoY variation in total equity can be summarized, as follows:

•                  The capitalization of nearly Ch$147.4 Bn. from the net distributable earnings recorded in 2017, as determined by our shareholders on March 22, 2018. As a result, our paid-in capital increased from Ch$2,271.4 Bn. in Jun17 to Ch$2,418.8 Bn. in Jun18. The issuance of 1,572,948,922 fully paid-in shares backing this capital increase was approved by the SBIF on May 2018 and stocks were distributed on July 26, 2018.

•                  A YoY increase of Ch$54.6 Bn. in reserves largely given by the recognition and retention of the effect of inflation (2017) on our shareholders’ equity. This procedure is intended to hedge the equity value against unexpected changes in inflation.

•                  A surge of nearly Ch$7.5 Bn. in year-to-date earnings, net of provisions for minimum dividends, which increased from Ch$142.3 Bn. to Ch$149.8 Bn. YoY

These factors were to some degree offset by higher losses in other accounts that went up from Ch$9.0 Bn. as of Jun17 to Ch$34.7 Bn. as of Jun18. These figures relied on: (i) higher losses in fair value adjustment of derivatives held for cash flow hedge accounting by Ch$19.0 Bn. YoY, primarily owing to higher interest rates on the asset legs (foreign currency), and (ii)

a net decrease of Ch$6.6 Bn. in fair value adjustment of AFS assets, principally related to securities denominated in foreign currency, as a result of increased credit spreads.

Based on the above, our BIS ratio increased from 13.9% to 14.1% between Jun17 and Jun18, which is well above the regulatory threshold of 10.0%. More importantly, our Tier1 capital on RWA increased significantly by approximately 30 bp YoY to reach 11.2% in Jun18.

Collective Bargaining Agreements

During the 2Q18 we completed the renegotiation of all the collective bargaining agreements held with our unions by anticipating negotiations previously scheduled for 2019. The negotiations resulted in agreements expiring between 2020 and 2021.

Cybersecurity Incident

As publicly known, we experienced a cyberattack on May 24, 2018. This action resulted in a fraud and temporary interruption of our PCs network. Nonetheless, we had a very quick and effective response when facing the incident by deploying all of the procedures and protocols we have developed to manage operational contingencies, which permitted us to minimize the final impact.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Jun-17	Jun-18
Capital & Reserves
Capital	2,271.4	2,418.8
Reserves	563.1	617.7
Other Accounts	(9.0)	(34.7)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	299.8	305.2
Provisions for Min. Dividends	(157.5)	(155.4)
Minority Interest
Minority Interest	—	—
Total Equity	2,983.8	3,167.7

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	2Q17	1Q18	2Q18	2Q18	% Change		Jun-17	Jun-18	Jun-18	% Change
	MCh$	MCh$	MCh$	MUS$	2Q18/2Q17	2Q18/1Q18	MCh$	MCh$	MUS$	Jun-18/Jun-17
Interest revenue and expense
Interest revenue	550,909	469,878	495,953	758.5	(10.0)%	5.5%	1,007,676	965,831	1,477.0	(4.2)%
Interest expense	(227,428)	(153,361)	(164,940)	(252.2)	(27.5)%	7.6%	(380,655)	(318,301)	(486.8)	(16.4)%
Net interest income	323,481	316,517	331,013	506.2	2.3%	4.6%	627,021	647,530	990.3	3.3%
Fees and commissions
Income from fees and commissions	118,557	122,505	126,693	193.7	6.9%	3.4%	232,369	249,198	381.1	7.2%
Expenses from fees and commissions	(30,358)	(33,344)	(36,630)	(56.0)	20.7%	9.9%	(56,949)	(69,974)	(107.0)	22.9%
Net fees and commissions income	88,199	89,161	90,063	137.7	2.1%	1.0%	175,420	179,224	274.1	2.2%
Net Financial Operating Income	14,973	2,106	50,035	76.5	234.2%	2,275.8%	26,707	52,141	79.7	95.2%
Foreign exchange transactions, net	11,631	25,483	(18,210)	(27.8)	—	—	25,519	7,273	11.1	(71.5)%
Other operating income	9,892	11,652	4,412	6.7	(55.4)%	(62.1)%	16,228	16,064	24.6	(1.0)%
Total Operating Revenues	448,176	444,919	457,313	699.4	2.0%	2.8%	870,895	902,232	1,379.8	3.6%
Provisions for loan losses	(62,103)	(70,945)	(53,810)	(82.3)	(13.4)%	(24.2)%	(125,218)	(124,755)	(190.8)	(0.4)%
Operating revenues, net of provisions for loan losses	386,073	373,974	403,503	617.1	4.5%	7.9%	745,677	777,477	1,189.0	4.3%
Operating expenses
Personnel expenses	(102,158)	(107,766)	(102,132)	(156.2)	(0.0)%	(5.2)%	(203,076)	(209,898)	(321.0)	3.4%
Administrative expenses	(78,883)	(79,348)	(82,825)	(126.7)	5.0%	4.4%	(158,089)	(162,173)	(248.0)	2.6%
Depreciation and amortization	(8,648)	(9,171)	(9,300)	(14.2)	7.5%	1.4%	(17,207)	(18,471)	(28.2)	7.3%
Impairments	—	(11)	—	—	—	—	(1)	(11)	(0.0)	1,000.0%
Other operating expenses	(7,713)	(7,951)	(17,375)	(26.6)	125.3%	118.5%	(11,222)	(25,326)	(38.7)	125.7%
Total operating expenses	(197,402)	(204,247)	(211,632)	(323.6)	7.2%	3.6%	(389,595)	(415,879)	(636.0)	6.7%
Net operating income	188,671	169,727	191,871	293.4	1.7%	13.0%	356,082	361,598	553.0	1.5%
Income attributable to affiliates	1,532	1,157	2,991	4.6	95.2%	158.5%	2,523	4,148	6.3	64.4%
Income before income tax	190,203	170,884	194,862	298.0	2.4%	14.0%	358,605	365,746	559.3	2.0%
Income tax	(30,385)	(28,233)	(32,299)	(49.4)	6.3%	14.4%	(58,794)	(60,532)	(92.6)	3.0%
Net Income for the period	159,818	142,651	162,563	248.6	1.7%	14.0%	299,811	305,214	466.8	1.8%
Non-Controlling interest	—	—	—	—	—	—	—	—	—	—
Net Income attributable to bank’s owners	159,818	142,651	162,563	248.6	1.7%	14.0%	299,811	305,214	466.8	1.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$653.9 per US$1.00 as of June 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-17	Mar-18	Jun-18	Jun-18	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-18/Jun-17	Jun-18/Mar-18
Cash and due from banks	1,156,318	920,445	1,011,646	1,547.1	(12.5)%	9.9%
Transactions in the course of collection	901,313	741,774	604,874	925.0	(32.9)%	(18.5)%
Financial Assets held-for-trading	1,867,111	1,586,858	1,299,202	1,986.9	(30.4)%	(18.1)%
Receivables from repurchase agreements and security borrowings	55,809	119,114	94,300	144.2	69.0%	(20.8)%
Derivate instruments	938,160	1,229,401	1,368,981	2,093.6	45.9%	11.4%
Loans and advances to Banks	380,382	788,477	1,301,776	1,990.8	242.2%	65.1%
Loans to customers, net
Commercial loans	14,468,073	14,264,123	14,717,793	22,507.7	1.7%	3.2%
Residential mortgage loans	7,249,122	7,515,049	7,654,225	11,705.5	5.6%	1.9%
Consumer loans	3,918,782	4,080,587	4,145,026	6,338.9	5.8%	1.6%
Loans to customers	25,635,977	25,859,759	26,517,044	40,552.1	3.4%	2.5%
Allowances for loan losses	(592,513)	(564,730)	(560,059)	(856.5)	(5.5)%	(0.8)%
Total loans to customers, net	25,043,464	25,295,029	25,956,985	39,695.6	3.6%	2.6%
Financial Assets Available-for-Sale	937,738	1,420,340	1,437,807	2,198.8	53.3%	1.2%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	34,813	38,974	41,588	63.6	19.5%	6.7%
Intangible assets	30,613	41,766	45,542	69.6	48.8%	9.0%
Property and Equipment	215,500	212,159	212,743	325.3	(1.3)%	0.3%
Current tax assets	16,290	37,907	19,074	29.2	17.1%	(49.7)%
Deferred tax assets	268,425	265,571	260,356	398.2	(3.0)%	(2.0)%
Other assets	403,469	545,926	705,971	1,079.6	75.0%	29.3%
Total Assets	32,249,405	33,243,741	34,360,845	52,547.6	6.5%	3.4%

	Jun-17	Mar-18	Jun-18	Jun-18	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-18/Jun-17	Jun-18/Mar-18
Liabilities
Current accounts and other demand deposits	8,212,432	8,800,358	9,290,377	14,207.6	13.1%	5.6%
Transactions in the course of payment	657,276	467,064	384,199	587.6	(41.5)%	(17.7)%
Payables from repurchase agreements and security lending	186,082	260,162	304,543	465.7	63.7%	17.1%
Saving accounts and time deposits	10,544,640	10,371,047	10,482,294	16,030.4	(0.6)%	1.1%
Derivate instruments	968,315	1,389,117	1,465,975	2,241.9	51.4%	5.5%
Borrowings from financial institutions	1,121,958	1,012,954	1,177,292	1,800.4	4.9%	16.2%
Debt issued	6,609,678	6,911,859	6,963,467	10,649.1	5.4%	0.7%
Other financial obligations	152,571	150,676	144,150	220.5	(5.5)%	(4.3)%
Current tax liabilities	1,172	4,002	1,706	2.6	45.6%	(57.4)%
Deferred tax liabilities	—	44	—	0.0	—	—
Provisions	521,857	430,793	510,201	780.2	(2.2)%	18.4%
Other liabilities	289,592	342,650	468,947	717.2	61.9%	36.9%
Total liabilities	29,265,573	30,140,726	31,193,151	47,703.2	6.6%	3.5%
Equity of the Bank’s owners
Capital	2,271,401	2,418,833	2,418,833	3,699.1	6.5%	0.0%
Reserves	563,069	617,689	617,689	944.6	9.7%	0.0%
Other comprehensive income	(9,028)	(19,706)	(34,705)	(53.1)	284.4%	76.1%
Retained earnings from previous periods	16,060	16,060	16,060	24.6	0.0%	0.0%
Income for the period	299,811	142,651	305,214	466.8	1.8%	114.0%
Provisions for minimum dividends	(157,482)	(72,513)	(155,398)	(237.6)	(1.3)%	114.3%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,983,832	3,103,015	3,167,694	4,844.3	6.2%	2.1%
Total Liabilities & Equity	32,249,405	33,243,741	34,360,845	52,547.6	6.5%	3.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$653.9 per US$1.00 as of June 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

		Quarter			Year Ended
Key Performance Ratios	2Q17	1Q18	2Q18	Jun-17	Mar-18	Jun-18
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.64	1.43	1.63	3.07	1.43	3.07
Net income per ADS (Ch$)	982.24	860.69	980.83	1,842.64	860.69	1,841.52
Net income per ADS (US$)	1.48	1.42	1.50	2.78	1.42	2.82
Book value per Share (Ch$)	30.56	31.20	31.85	30.56	31.20	31.85
Shares outstanding (Millions)	97,624	99,444	99,444	97,624	99,444	99,444
Profitability Ratios (3)(4)
Net Interest Margin	4.46%	4.28%	4.46%	4.35%	4.28%	4.37%
Net Financial Margin	4.82%	4.65%	4.88%	4.72%	4.65%	4.77%
Fees & Comm. / Avg. Interest Earnings Assets	1.22%	1.20%	1.21%	1.22%	1.20%	1.21%
Operating Revs. / Avg. Interest Earnings Assets	6.18%	6.01%	6.16%	6.04%	6.01%	6.08%
Return on Average Total Assets	1.99%	1.72%	1.93%	1.88%	1.72%	1.82%
Return on Average Equity	21.74%	18.22%	20.75%	20.44%	18.22%	19.48%
Capital Ratios
Equity / Total Assets	9.25%	9.33%	9.22%	9.25%	9.33%	9.22%
Tier I (Basic Capital) / Total Assets	8.18%	8.38%	8.26%	8.18%	8.38%	8.26%
Tier I (Basic Capital) / Risk-Wighted Assets	10.87%	11.27%	11.16%	10.87%	11.27%	11.16%
Total Capital / Risk- Weighted Assets	13.88%	14.23%	14.05%	13.88%	14.23%	14.05%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.21%	1.17%	1.19%	1.21%	1.17%	1.19%
Allowance for Loan Losses / Total Past Due	191.00%	186.27%	176.99%	191.00%	186.27%	176.99%
Impaired Loans / Total Loans to Customers	3.28%	2.98%	2.93%	3.28%	2.98%	2.93%
Loan Loss Allowances / Impaired Loans	70.49%	73.26%	71.97%	70.49%	73.26%	71.97%
Loan Loss Allowances / Total Loans to Customers	2.31%	2.18%	2.11%	2.31%	2.18%	2.11%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.98%	1.12%	0.82%	0.99%	1.12%	0.97%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	44.05%	45.91%	46.28%	44.74%	45.91%	46.09%
Operating Expenses / Average Total Assets (3) (4)	2.46%	2.46%	2.51%	2.45%	2.46%	2.49%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	29,029,239	29,609,272	29,716,087	28,806,519	29,609,272	29,662,680
Avg. Assets (million Ch$)	32,086,022	33,147,394	33,752,463	31,811,594	33,147,394	33,449,929
Avg. Equity (million Ch$)	2,940,726	3,132,083	3,134,165	2,933,002	3,132,083	3,133,124
Avg. Loans to customers (million Ch$)	25,457,057	25,351,014	26,094,972	25,335,154	25,351,014	25,722,993
Avg. Interest Bearing Liabilities (million Ch$)	18,254,902	18,000,354	18,531,308	18,072,787	18,000,354	18,265,831
Risk-Weighted Assets (Million Ch$)	27,455,816	27,529,364	28,371,694	27,455,816	27,529,364	28,371,694
Additional Data
Exchange rate (Ch$/US$)	663.90	604.67	653.90	663.90	604.67	653.90
Employees (#)	14,092	13,908	13,964	14,092	13,908	13,964
Branches (#)	402	398	396	402	398	396

Notes

(1)    Figures are expressed in nominal Chilean pesos.

(2)    Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3)    Ratios consider daily average balances.

(4)    Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$653.9 per US$1.00 as of June 30, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía	Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6th, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO